SEC

17008406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 53361

SEC Mail Processing Section

MAR 01 2017

Washington DC

406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROSS SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

424 MADISON AVENUE, 14TH FLOOR

(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NORMAN E ROSS 212-582-2524

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ADEPTUS PARTNERS, LLC

(Name – *if individual, state last, first, middle name*)

6 EAST 45TH STREET, 10TH FLOOR	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, NORMAN E ROSS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROSS SECURITIES CORPORATION, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

HYEKYUNG C. CARRERO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CA6075875
My Commission Expires September 02, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROSS SECURITIES CORPORATION
Table of Contents

FORM X-17A-5 – PART III

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
6 East 45th Street
New York, NY 10017
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Ross Securities Corporation

We have audited the accompanying statement of financial condition of Ross Securities Corporation (a New York corporation), as of December 31, 2016, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Ross Securities Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ross Securities Corporation as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital has been subjected to audit procedures performed in conjunction with the audit of Ross Securities Corporation's financial statements. The supplemental information is the responsibility of Ross Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. 240.17a-5. In our opinion, the computation of net capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Adeptus Partners LLC

New York, New York
February 21, 2017

Offices:
Maryland
New York City
Long Island
New Jersey

ROSS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

Statement of Financial Condition

ASSETS		
Cash	$	26,786
Prepaid expense		2,969
TOTAL ASSETS	$	29,755
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Accounts payable	$	8,663
Accrued expenses		5,000
Total Liabilities		13,663
Shareholders' Equity		
Common stock - 1,000 shares authorized, 100 shares issued and outstanding		15,700
Additional paid-in capital		65,945
Accumulated deficit		(65,553)
Total Shareholders' Equity		16,092
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	29,755

Operations

Revenue		
Commissions revenue	$	48,279
Private placement revenue		20,000
Total revenue		68,279
Expenses		
Salaries		49,223
Private placement commission		18,000
Dues and licenses		6,889
Rent		12,103
Professional services		23,400
General and administrative		2,969
Total expenses		112,584
Net loss	$	(44,305)

Equity

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total Shareholders' Equity
Balances, December 31, 2015	100	$15,700	$ 24,700	$ (21,248)	$ 19,152
Capital contributions - cash	-	-	27,500	-	27,500
Capital contribution - non cash conversion of debt from Parent to equity	-	-	13,745	-	13,745
Net loss	-	-	-	(44,305)	(44,305)
Balances, December 31, 2016	100	$15,700	$ 65,945	$ (65,553)	$ 16,092

ROSS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

Statement of Cash Flows

Cash flows from operating activities:		
Net loss	$	(44,305)
Adjustments to reconcile net income to net cash used in operating activities:		
Net change in operating assets and liabilities:		
Decrease in prepaid expense		1,688
Increase in accounts payable		16,779
Net cash used in operating activities		(25,838)
Cash flows from investing activities:		
Capital contributions		27,500
Net increase in cash		1,662
Cash, beginning of year		25,124
Cash, end of year	$	26,786
SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITY:		
Conversion of debt from Parent to equity	$	13,745

ROSS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

Net Capital

Credit:		
Shareholders' Equity	$	16,092
Debits:		
Nonallowable assets:		
Prepaid expense		2,969
Total debits		2,969
Net capital before haircuts		13,123
Haircuts on securities positions		-
Net Capital		13,123
Minimum requirements of 6-2/3% of aggregate indebtedness of $13,663 or SEC requirement of $5,000, whichever is greater		5,000
Excess net capital	$	8,123
Aggregate Indebtedness:		
Accounts payable	$	8,663
Accrued expenses		5,000
Total aggregate indebtedness	$	13,663
Ratio of Aggregate Indebtedness to Net Capital		1.04 to 1

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submittted by the Company with the unaudited Form X-17A-5 as of December 31, 2016.

ROSS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

Note 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) ORGANIZATION

Ross Securities Corporation (the "Company") was incorporated on September 11, 2000 in the state of New York and operates as a limited broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory, Inc. ("FINRA"). The Company is privately owned and engages in the business of selling variable life insurance policies, variable annuities and private placements.

The Company operates completely pursuant to the exempted provisions of SEC Rule 15c3-3 of the Securities and Exchange Commission. The Company does not receive, hold or owe customer funds or securities or carry customer accounts or trade securities other than on an agency or riskless principal basis. The Company earns its commissions directly from insurance carriers. Additionally, the Company is exempt from membership in the Securities Investor Protection Corporation under section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970 since its business consists exclusively of the sale of variable products and private placements.

(b) ACCOUNTING BASIS

The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

(c) USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments with a maturity of three months or less at time of purchase to be cash equivalents.

(e) INCOME TAXES

A deferred tax asset has not been recorded for the benefit of the Company's operating loss since management is not able to conclude that it is more likely than not to be ultimately realized. The Company follows required accounting guidance for uncertainty in income taxes. The Company evaluates its tax positions on an ongoing basis, and if considered necessary, establishes liabilities for uncertain tax positions that may be challenged by tax authorities. The Company files tax returns in the U.S. Federal jurisdiction and applicable states. The Company has no open years prior to 2013 and believes that its underlying tax positions are fully supportable at both the Federal and State levels.

(f) REVENUE RECOGNITION

The Company records commission income when annual premiums are received by the insurance carriers and the commissions are paid to the Company.

Private placement revenue is recorded when the transaction is complete and the revenue is earned. The corresponding private placement expense is recorded at the same time as the related revenue.

(g) SUBSEQUENT EVENTS

For the year ended December 31, 2016, the Company has evaluated subsequent events for potential recognition or disclosure through February 21, 2017, the date the financial statements were available for issuance.

Note 2. NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2016, the Company had net capital and net capital requirements of $13,123 and $5,000, respectively. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. As of December 31, 2016, the Company's net capital ratio was 1.04 to 1.

Note 3. CONCENTRATION OF RISK

The Company maintains its cash at a reputable financial institution, which at times may exceed federally insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

Note 4. COMMITMENTS AND CONTINGENCIES

The Company has an expense sharing arrangement with an affiliated company. Operating expenses are allocated to the Company on a monthly basis and are calculated on usage.

In addition, the Company could become involved in legal claims arising in the ordinary course of its activities. In the opinion of management, the outcome of any legal proceedings would be covered by the Company's insurance policies, subject to normal deductibles, and accordingly, would not have a material effect on the Company's financial position or results of operations.

Note 5. FAIR VALUE MEASUREMENTS

The Company has adopted disclosure requirements for Fair Value Measurements which applies to all assets and liabilities that are being measured and reported on a fair value basis. Fair Value Measurements requires disclosures that establish a framework for measuring the value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. This measurement enables the reader of the financial statements to assess inputs used to develop those measurements by establishing a hierarchy for ranking the quality and

reliability of the information used to determine fair values. Fair Value Measurements requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The Company's financial instruments, including cash, prepaid expenses, accounts payable, and accrued expenses are carried at amounts that approximate fair value due to their short-term nature.

SUPPLEMENTARY INFORMATION

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
6 East 45th Street
New York, NY 10017
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Ross Securities Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Ross Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Ross Securities Corporation stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. Ross Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ross Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Adeptus Partners LLC

New York, New York
February 21, 2017

Offices:
Maryland
New York City
Long Island
New Jersey

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
6 East 45th Street
New York, NY 10017
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Shareholders
of Ross Securities Corporation

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules, we have performed the following procedure with respect to the Certification of Exclusion from Membership (Form SIPC-3) of Ross Securities Corporation for the year ended December 31, 2016 and filed with the Securities Investor Protection Corporation (SIPC) on September 23, 2016, which was agreed to by Ross Securities Corporation and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of this procedure is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedure described below either for the purpose for which this report has been requested or for any other purpose. The procedure we performed is as follows:

> We compared the net loss reported in the audited Form X-17A-5 for the year ended December 31, 2016, to ascertain that the Certification of Exclusion from Membership (Form SIPC-3) was consistent with the net loss reported.

Because the above procedure does not constitute an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), we do not express an opinion on the above procedure. In connection with the procedure referred to above, no matters came to our attention that caused us to believe that the net loss reported on the audited Form X-17A-5 for the year ended December 31, 2016 was not consistent with the net loss reported on the Form SIPC-3 referred to above. Our procedure was performed solely to assist you in complying with the Rule 17a-5(e)(4) and the SIPC Series 600 Rules, and our report is not to be used for any other purpose. This report relates solely to the procedure referred to above and does not extend to any financial statements of Ross Securities Corporation taken as a whole.

Adeptus Partners LLC

New York, New York
February 21, 2017

Offices:
Maryland
New York City
Long Island
New Jersey

Ross Securities Corporation

424 Madison Avenue
14th Floor
New York, New York 10017
Tel 212 582 2524
Fax 212 315 4274

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3(k)(1)

Ross Securities Corporation, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligation under 17 C.F.R §240.15c3-3(k)(1).

(2) The Company had no obligations under 17 C.F.R §240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

I, Norman Ross, affirm that, to my best knowledge and belief, this Exemption Report is true and accurate.

By: ______________________
Title: President

February 27, 2017

cc: William Steinberg. Compliance Officer
Adeptus Partners, LLC
Randy Stouber, FinOp